Exhibit 99.1

Junee Limited Announces Financial Results for the First Half of Fiscal Year 2025

Junee Limited (“Junee” or the “Company”) (Nasdaq: JUNE) is a holding company limited by shares and established under the laws of the British Virgin Islands on August 25, 2021 with no material operations of its own. The Company specializes in providing high-quality residential and commercial interior design solutions. Through its subsidiaries, including OPS Interior Design Consultant Ltd (“OPS HK”) and now ASPAC AI Computing Pty Ltd (“ASPAC AI Computing”), Junee aims to become a leading technology company dedicated to developing and delivering next-generation digital infrastructure solutions. It is committed to integrating smart technology into every aspect of its offerings, setting new standards for innovation and excellence in the industry. The Company today announced its unaudited financial results for the six months ended December 31, 2024 (the “First Half of Fiscal Year 2025”). This unaudited financial results for the First Half of Fiscal Year 2025 was prepared by the management.

First Half of Fiscal Year 2025 Financial Results

	For the Six Months Ended December 31,
Selected Unaudited Interim Condensed Consolidated Statements of Income Data:	2024 USD	2023 USD	2022 USD
Revenue	737,981	1,662,285	3,015,268
Cost of revenue	(691,406)	(1,255,208)	(2,338,308)
Gross profit	46,575	407,077	676,960
Operating expenses	(6,321,395)	(721,070)	(816,926)
Loss before provision for income taxes	(6,136,458)	(227,104)	(33,472)
Income tax benefit (expense)	26,850	(3,288)	(21,208)
Net loss	(6,109,608)	(230,392)	(54,680)
Net loss per share – basic and diluted	(0.470)	(0.022)	(0.005)

Revenue

Revenue decreased by $924,304 or 55.6%, from $1,662,285 for the six months ended December 31, 2023 to $737,981 for the six months ended December 31, 2024, which was primarily due to the further decline in customers’ demands for OPS HK’s services during the six months ended December 31, 2024, as a result of the economic recession in Hong Kong led by the increased inflation pressure.

Revenue decreased by $1,352,983 or 44.9%, from $3,015,268 for the six months ended December 31, 2022 to $1,662,285 for the six months ended December 31, 2023, which was primarily due to the decline in customers’ demands for OPS HK’s services during the six months ended December 31, 2023, as a result of the economic recession in Hong Kong led by the increased inflation pressure.

To address the increased inflation pressure, many major central banks have expedited the tightening of the monetary policy and increased the interest rates, which caused the real estate market in Hong Kong to fall both in transaction volume and price. It also increased the cost of business operations of the customers, and thus, the customers delayed or cancelled the renovation, relocation and business expansion plans. The tightened monetary policy had slowed down the recovery of the economy in Hong Kong during the six months ended December 31, 2024 and 2023 after an outbreak of the Omicron variant of COVID-19 pandemic in early 2022.

In terms of the major revenue type, revenue from the design and fit-out services decreased by $966,319, or 58.9%, from $1,641,839 for the six months ended December 31, 2023 to $675,520 for the six months ended December 31, 2024. The decrease was mainly due to the decline in customer’s demands for OPS HK’s design and fit-out services during the six months ended December 31, 2024 as a result of the economic recession in Hong Kong, as stated above. Others represent the revenue from the design only services and the repair and maintenance services, which increased by $42,015, or 205.5%, from $20,446 for the six months ended December 31, 2023 to $62,461 for the six months ended December 31, 2024. The increase was mainly due to the increase in the number of repair and maintenance projects and new design only projects OPS HK undertook during the six months ended December 31, 2024.

In terms of the major revenue type, revenue from the design and fit-out services decreased by $950,515, or 36.7%, from $2,592,354 for the six months ended December 31, 2022 to $1,641,839 for the six months ended December 31, 2023. The decrease was mainly due to the decline in customer’s demands for OPS HK’s design and fit-out services during the six months ended December 31, 2023 as a result of the economic recession in Hong Kong, as stated above. Others represent the revenue from the design only services and the repair and maintenance services, which decreased by $402,468, or 95.2%, from $422,914 for the six months ended December 31, 2022 to $20,446 for the six months ended December 31, 2023. The decrease was mainly due to the decrease in the number of repair and maintenance projects and new design only projects OPS HK undertook during the six months ended December 31, 2023.

In terms of the property type, revenue from commercial and retail project decreased by $297,785 or 80.4%, from $370,202 for the six months ended December 31, 2023 to $72,417 for the six months ended December 31, 2024, which was mainly attributable to the decrease in number of commercial and retail projects OPS HK undertook due to the decline in customers’ demands for OPS HK’s services as stated above for the six months ended December 31, 2024, as compared to the six months ended December 31, 2023. Revenue from office projects increased by $206,943, or 115.2%, from $179,690 for the six months ended December 31, 2023 to $386,633 for the six months ended December 31, 2024. Such increase was mainly due to the completion of two new office projects with contract sum of approximately $295,000 in aggregate during the six months ended December 31, 2024. Revenue from residential projects decreased by $833,462, or 74.9%, from $1,112,393 for the six months ended December 31, 2023 to $278,931 for the six months ended December 31, 2024, which was mainly due to the two big residential projects with contract sum of over approximately $1 million OPS HK engaged during the six months ended December 31, 2023, which contributed an aggregated revenue of approximately $860,000 during the six months ended December 31, 2023 while these two projects only contributed an aggregated revenue of approximately $208,000 during the six months ended December 31, 2024.

In terms of the property type, revenue from commercial and retail project decreased by $328,474 or 47.0%, from $698,676 for the six months ended December 31, 2022 to $370,202 for the six months ended December 31, 2023, which was mainly attributable to the decrease in number of commercial and retail projects OPS HK undertook due to the decline in customers’ demands for OPS HK’s services as stated above for the six months ended December 31, 2023, as compared to the six months ended December 31, 2022. Revenue from office projects decreased by $1,171,422, or 86.7%, from $1,351,112 for the six months ended December 31, 2022 to $179,690 for the six months ended December 31, 2023. Such decrease was mainly due to the completion of one big office project with a contract sum of over $1.5 million, which contributed revenue of $1,107,008 during the six months ended December 31, 2022, and the decrease in number of office projects OPS HK undertook due to the decline in customers’ demands for OPS HK’s services as stated above for the six months ended December 31, 2023, as compared to the six months ended December 31, 2022. Revenue from residential projects increased by $146,913, or 15.2%, from $965,480 for the six months ended December 31, 2022 to $1,112,393 for the six months ended December 31, 2023, which was mainly due to the two new big residential projects with contract sum of over approximately $1 million OPS HK engaged during the six months ended December 31, 2023, which contributed an aggregated revenue of approximately $860,000 during the six months ended December 31, 2023, which partially offset the decrease in number of new residential projects awarded for the six months ended December 31, 2023, as compared to the six months ended December 31, 2022.

Gross profit

The total gross profit decreased by $360,502, or 88.6%, from $407,077 for the six months ended December 31, 2023 to $46,575 for the six months ended December 31, 2024. The decrease in total gross profit was mainly due to the decrease in revenue for the six months ended December 31, 2024, as compared to the six months ended December 31, 2023. The total gross profit margin decreased from 24.5% for the six months ended December 31, 2023 to 6.3% for the six months ended December 31, 2024, which was mainly due to some projects OPS HK undertook, which generated gross loss as a result of the variation in schedule and additional work performed and cost incurred for such projects during the six months ended December 31, 2024.

The total gross profit decreased by $269,883, or 39.9%, from $676,960 for the six months ended December 31, 2022 to $407,077 for the six months ended December 31, 2023. The decrease in total gross profit was mainly due to the decrease in revenue for the six months ended December 31, 2023, as compared to the six months ended December 31, 2022. The total gross profit margin remained relatively stable at approximately 24.5% and 22.5% for the six months ended December 31, 2023 and 2022, respectively.

Operating expenses

The total operating expenses increased by $5,600,325, or 776.7%, from $721,070 for the six months ended December 31, 2023 to $6,321,395 for the six months ended December 31, 2024. Such increase was mainly attributable to (i) the increase in legal and professional fees of approximately $1,300,000 such as audit, legal and consulting service expenses the Group incurred for being provided with advice and assistance in continuing compliance with the listing requirements after the listing in the United States during the six months ended December 31, 2024, as compared to the six months ended December 31, 2023; (ii) the increase in operating lease expenses of approximately $250,000 as the Group leased three additional properties for operations during the six months ended December 31, 2024, as compared to the six months ended December 31, 2023; (iii) the increase in share-based compensation of approximately $3,100,000 as the Group has granted share options and shares to its directors and employees under equity incentive plan during the six months ended December 31, 2024; and (iv) the increase in travelling expenses for business development of approximately $550,000 during the six months ended December 31, 2024, as compared to the six months ended December 31, 2023.

The total operating expenses decreased by $95,856, or 11.7%, from $816,926 for the six months ended December 31, 2022 to $721,070 for the six months ended December 31, 2023. Such decrease was mainly attributable to (i) a decrease in legal and professional fees of approximately $59,000; (ii) a decrease in provision for doubtful accounts of approximately $22,000; and (iii) a decrease in selling and marketing expenses of approximately $9,000.

Income tax expense

The Group recorded income tax benefit of $26,850 for the six months ended December 31, 2024 as OPS HK did not generate any assessable profits during the six months ended December 31, 2024.

The income tax expense decreased by $17,920 or 84.5%, from $21,208 for the six months ended December 31, 2022 to $3,288 for the six months ended December 31, 2023. Such decrease was mainly due to the decrease in current tax expense related to the assessable profits arising by OPS HK for the six months ended December 31, 2023, as compared to the six months ended December 31, 2022.

Net loss

The net loss increased by $5,879,216, or 2,551.8%, from $230,392 for the six months ended December 31, 2023 to $6,109,608 for the six months ended December 31, 2024. Such change was the result of the combination of the changes as discussed above.

The net loss increased by $175,712, or 321.3%, from $54,680 for the six months ended December 31, 2022 to $230,392 for the six months ended December 31, 2023. Such change was the result of the combination of the changes as discussed above.

Cash Flow

Net cash used in operating activities amounted to $2,896,614 for the six months ended December 31, 2024, mainly derived from (i) net loss of $6,109,608 for the six months ended December 31, 2024; and (ii) an increase in prepayments, deposits and other current assets of $743,413 as the Group has paid the rental deposits for the three additional leased properties and prepaid the service provider for the provision of consulting services during the six months ended December 31, 2024, which was offset by (i) various non-cash items of $3,396,721; (ii) an increase in contract liabilities of $247,305 as OPS HK increased billings in advance of performance obligations under contracts closer to the end of the six months ended December 31, 2024, as compared to that of the fiscal year ended June 30, 2024; (iii) a decrease in contract assets of $213,942 as OPS HK increased billing to customers closer to the end of the six months ended December 31, 2024, as compared to that of the fiscal year ended June 30, 2024.

Net cash provided by operating activities amounted to $63,808 for the six months ended December 31, 2023, mainly derived from (i) various non-cash items of $46,153, such as depreciation of property and equipment, amortization of operating lease right-of-use assets and interest of lease liabilities, provision for doubtful accounts and deferred income taxes benefit; (ii) a decrease in accounts receivables of $386,829, due to more settlement by the customers closer to the end of the six months ended December 31, 2023, as compared to that of the fiscal year ended June 30, 2023; and (iii) an increase in contract liabilities of $236,466 as OPS HK increased billings in advance of performance obligations under contracts closer to the end of the six months ended December 31, 2023, as compared to that of the fiscal year ended June 30, 2023, which was offset by (i) net loss of $230,392 for the six months ended December 31, 2023; (ii) an increase in contract assets of $220,120, due to more services provided but not yet billed to customers closer to the end of the six months ended December 31, 2023, as compared to that of the fiscal year ended June 30, 2023; and (iii) a decrease in accounts payable of $120,952, due to more settlement to subcontractors and suppliers on services requested closer to the end of the six months ended December 31, 2023, as compared to that of the fiscal year ended June 30, 2023.

Net cash provided by operating activities amounted to $15,199 for the six months ended December 31, 2022, mainly derived from (i) various non-cash items of $64,727, such as depreciation of property and equipment, amortization of operating lease right-of-use assets and interest of lease liabilities, provision for doubtful accounts and deferred income taxes benefit; (ii) an decrease in contract assets of $106,410, due to more billings to customers closer to the end of the six months ended December 31, 2022, as compared to that of the fiscal year ended June 30, 2022; and (iii) an increase in contract liabilities of $307,004, as OPS HK increased billings in advance of performance obligations under contracts, which was offset by (i) net loss of $54,680 for the six months ended December 31, 2022; (ii) an increase in accounts receivable of $180,120, due to more billing to customers based on services provided closer to the end of the six months ended December 31, 2022, as compared to that of the fiscal year ended June 30, 2022; and (iii) a decrease in accounts payable of $219,620, due to more settlement to subcontractors and suppliers on services requested closer to the end of the six months ended December 31, 2022, as compared to that of the fiscal year ended June 30, 2022.

Net cash used in investing activities amounted to $1,338,760 for the six months ended December 31, 2024 mainly representing (i) the purchases of property and equipment of $258,860; (ii) deposits for investments of $443,646; (iii) payment for investments in equity securities of $478,768; and (iv) the increase in loans receivable of $179,951 during the six months ended December 31, 2024.

Net cash used in investing activities amounted to $6,535 for the six months ended December 31, 2023 representing the purchases of property and equipment during the six months ended December 31, 2023.

Net cash used in investing activities amounted to $8,580 for the six months ended December 31, 2022 representing the purchases of property and equipment during the six months ended December 31, 2022.

Net cash provided by financing activities amounted to $155,812 for the six months ended December 31, 2024, which included the proceeds from bank borrowings of $128,370 and advances from related parties of $113,070, which was partially offset by the repayment of bank borrowings of $85,628 during the six months ended December 31, 2024.

Net cash used in financing activities amounted to $244,326 for the six months ended December 31, 2023, which included the repayment of bank borrowings of $75,115, repayments to related parties of $60,741 and payments of offering costs related to the initial public offering of $108,470 during the six months ended December 31, 2023.

Net cash used in financing activities amounted to $267,982 for the six months ended December 31, 2022, which included the repayment of bank borrowings of $73,175, payments of a dividend to shareholders of $153,061, advances to related parties of $26,531 and payments of offering costs related to the initial public offering of $96,593, which was offset by the repayments from related parties of $81,378 during the six months ended December 31, 2022.

Recent Events

On March 12, 2025, the Company entered into a share purchase agreement (the “1st Share Purchase Agreement”) with Ma Chao (the “Seller”). Pursuant to the 1st Share Purchase Agreement, the Company agreed to acquire 51% of the issued and outstanding shares of Mindenergy AI Technology Pte. Ltd., a private limited company incorporated in Singapore (the “Target Company”). The transaction is expected to strengthen the Company’s strategic position in AI-driven technology solutions.

Pursuant to the 1st Share Purchase Agreement, the initial consideration shall be $250,000 and the total purchase price could be up to $9,800,000. The consideration will be paid in newly issued ordinary shares of the Company at an issuance price of $4.00 per ordinary share. Pursuant to the 1st Share Purchase Agreement, the Company shall initially issue 62,500 ordinary shares (the “Initial Issuance”) to the Seller, who shall complete all necessary regulatory filings to complete the transfer of the shares upon the Initial Issuance. As incentive for the Seller to collect and recover accounts receivable owed to the Target Company (the “AR”) within 365 days from the date of this agreement, for each amount of AR that the Seller collects for the Company post-closing, the Company shall issue to the Seller additional shares, at $4.00 per ordinary share, for which the value shall be equivalent to 51% of the collected amount, calculated based on the prevailing exchange rate at the bank on the date of collection. The maximum number of shares to be issued as consideration is up to 2,450,000.

On April 29, 2025, the Company entered into a share purchase agreement (the “2nd Share Purchase Agreement”) with the Seller to acquire the remaining 49% of the issued and outstanding shares of Mindenergy AI Technology Pte. Ltd.. This acquisition follows an earlier transaction where the Company acquired 51% of the Target Company pursuant to a share purchase agreement dated March 12, 2025.

Pursuant to the 2nd Share Purchase Agreement, the initial consideration shall be USD 240,000 and the total purchase price could be up to $9,415,688. The consideration will be paid in newly issued ordinary shares of the Company at an issuance price of $8.00 per ordinary share. Pursuant to the 2nd Share Purchase Agreement, the Company shall initially issue 30,000 ordinary shares to the Seller. As incentive for the Seller to collect and recover accounts receivable owed to the Target Company within 365 days from the date of this agreement, for each amount of AR that the Seller collects for the Company post-closing, the Company shall issue to the Seller additional shares, at $8.00 per ordinary share, for which the value shall be equivalent to 49% of the collected amount, calculated based on the prevailing exchange rate at the bank on the date of collection. The maximum number of shares to be issued as consideration is up to 1,176,961.

On March 18 and 19, 2025, the Company entered into certain private placement subscription agreements with certain investors for the purchase and sale of ordinary shares, no par value per share (“Ordinary Shares”), and warrants to purchase Ordinary Shares (the “Purchaser Warrants”). The Company sold 6,600,000 Ordinary Shares and 2,199,999 Purchaser Warrants, and received $22,152,900 in gross proceeds from such sale. The Company plans to use the net proceeds from the private placement for the research and development as well as production of AI servers, exploring investment opportunities in the AI sector, and supplementing the Company’s general working capital.

About Junee Limited

The Company is a holding company limited by shares and established under the laws of the British Virgin Islands with no material operations of its own. The Company specializes in providing high-quality residential and commercial interior design solutions. Through its subsidiaries, including OPS HK and now ASPAC AI Computing, Junee aims to become a leading technology company dedicated to developing and delivering next-generation digital infrastructure solutions. It is committed to integrating smart technology into every aspect of its offerings, setting new standards for innovation and excellence in the industry. For more information, please visit the Company’s website at http://ops-int.com.hk/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Junee Limited

Phone:	+65 6022 1124
Email:	ir@juneelimited.com

Junee Limited and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2024 and June 30, 2024
(Expressed in U.S. Dollars, except for the number of shares)

	December 31, 2024	June 30, 2024
Assets
Current assets
Cash	$3,233,000	$7,244,941
Accounts receivable, net	81,465	257,638
Contract assets	40,163	253,351
Contract costs	29,908	19,163
Due from related parties	70,687	65,946
Rental deposits – related parties, current	22,008	-
Rental deposits, current	23,166	-
Loans receivable	180,414	-
Prepayments – related parties	7,336	7,298
Prepayments and other current assets	646,441	16,856
Total current assets	4,334,588	7,865,193

Non-current assets
Property and equipment, net	238,881	18,843
Operating lease right-of-use assets	794,349	91,388
Rental deposits – related parties, non-current	-	21,895
Rental deposits, non-current	92,664	-
Deposits for investments	444,788	-
Investments in equity securities	480,000	-
Deferred tax assets, net	36,020	9,055
Total assets	$6,421,290	$8,006,374

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$482,741	$451,208
Contract liabilities	259,431	11,431
Current maturities of long-term bank borrowings	266,597	164,741
Due to related parties	117,809	46
Income tax payable	125,933	125,288
Operating lease liabilities, related parties, current	50,736	85,626
Operating lease liabilities, current	566,659	-
Accrued expenses and other current liabilities	308,479	115,127
Total current liabilities	2,178,385	953,467

Non-current liabilities
Operating lease liabilities, related parties, non-current	-	7,276
Operating lease liabilities, non-current	183,937	-
Long-term bank borrowings, non-current	22,902	80,643
Total liabilities	2,385,224	1,041,386

Shareholders’ equity
Ordinary shares, no par value, unlimited number of ordinary shares authorized, 13,027,354 and 12,977,354 ordinary shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively*	6,935,390	6,710,390
Additional paid-in capital	4,227,212	1,339,286
Accumulated deficit	(7,211,825)	(1,102,217)
Accumulated other comprehensive income	85,289	17,529
Total shareholders’ equity	4,036,066	6,964,988
Total liabilities and shareholders’ equity	$6,421,290	$8,006,374

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

Junee Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
For the Six Months Ended December 31, 2024, 2023 and 2022
(Expressed in U.S. Dollars, except for the number of shares)

	For the Six Months Ended December 31,
	2024	2023	2022
Revenue	$737,981	$1,662,285	$3,015,268
Cost of revenue	691,406	1,255,208	2,338,308
Gross profit	46,575	407,077	676,960

Operating expenses
Selling and marketing expenses	3,092	3,439	12,909
General and administrative expenses	6,318,303	717,631	804,017
Total operating expenses	6,321,395	721,070	816,926
Loss from operations	(6,274,820)	(313,993)	(139,966)

Other income (expense)
Interest income (expense), net	115,897	(5,183)	(6,772)
Other income	-	-	21,429
Other income – related party	-	92,072	91,837
Gain on disposal of property and equipment	22,465	-	-
Total other income, net	138,362	86,889	106,494

Loss before provision for income taxes	(6,136,458)	(227,104)	(33,472)
Income tax (benefit) expense	(26,850)	3,288	21,208
Net loss	$(6,109,608)	$(230,392)	$(54,680)

Other comprehensive income
Foreign currency translation adjustments	67,760	2,502	7,938
Total comprehensive loss	$(6,041,848)	$(227,890)	$(46,742)
Net loss per share – basic and diluted*	$(0.470)	$(0.022)	$(0.005)
Weighted average shares outstanding – basic and diluted*	12,993,984	10,714,286	10,714,286

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

Junee Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the Six Months Ended December 31, 2024, 2023 and 2022
(Expressed in U.S. Dollars, except for the number of shares)

For the Six Months Ended December 31, 2022
	Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares*	Amount	Capital	Deficit	(Loss) Income	Total
Balance as of June 30, 2022	10,714,286	$1,000	$1,339,286	$(132,907)	$(3,260)	$1,204,119

Net loss for the period	-	-	-	(54,680)	-	(54,680)
Foreign currency translation adjustments	-	-	-	-	7,938	7,938
Dividend declared during the period	-	-	-	(153,061)	-	(153,061)
Balance as of December 31, 2022	10,714,286	$1,000	$1,339,286	$(340,648)	$4,678	$1,004,316

For the Six Months Ended December 31, 2023
	Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares*	Amount	Capital	Deficit	(Loss) Income	Total
Balance as of June 30, 2023	10,714,286	$1,000	$1,339,286	$(247,290)	$(329)	$1,092,667

Net loss for the period	-	-	-	(230,392)	-	(230,392)
Foreign currency translation adjustments	-	-	-	-	2,502	2,502

Balance as of December 31, 2023	10,714,286	$1,000	$1,339,286	$(477,682)	$2,173	$864,777

For the Six Months Ended December 31, 2024
	Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares*	Amount	Capital	Deficit	Income	Total
Balance as of June 30, 2024	12,977,354	$6,710,390	$1,339,286	$(1,102,217)	$17,529	$6,964,988

Net loss for the period	-	-	-	(6,109,608)	-	(6,109,608)
Issuance of ordinary shares under equity incentive plan	50,000	225,000	-	-	-	225,000
Share-based compensation	-	-	2,887,926	-	-	2,887,926
Foreign currency translation adjustments	-	-	-	-	67,760	67,760

Balance as of December 31, 2024	13,027,354	$6,935,390	$4,227,212	$(7,211,825)	$85,289	$4,036,066

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

Junee Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Six Months Ended December 31, 2024, 2023 and 2022
(Expressed in U.S. Dollars)

	For the Six Months Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net loss	$(6,109,608)	$(230,392)	$(54,680)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation of property and equipment	39,482	5,060	5,164
Amortization of operating lease right-of-use assets and interest of lease liabilities	290,277	44,544	43,433
Provision for (Reversal of provision for) allowance for credit losses	4,551	(4,188)	17,322
Deferred tax (benefit) expense	(26,850)	737	(1,192)
Gain on disposal of property and equipment	(22,465)	-	-
Share-based compensation	3,111,726	-	-

Changes in operating assets and liabilities:
Accounts receivable	172,491	386,829	(180,120)
Contract assets	213,942	(220,120)	106,410
Contract costs	(10,620)	(16,447)	(75,879)
Prepayments, deposits and other current assets	(743,413)	(7,245)	6,982
Accounts payable	29,135	(120,952)	(219,620)
Contract liabilities	247,305	236,466	307,004
Income taxes payable	-	2,551	22,400
Operating lease liabilities, related parties	(43,902)	(43,734)	(43,622)
Operating lease liabilities	(240,930)	-	-
Accrued expenses and other current liabilities	192,265	30,699	81,597
Net cash (used in) provided by operating activities	(2,896,614)	63,808	15,199

Cash flows from investing activities:
Purchases of property and equipment	(258,860)	(6,535)	(8,580)
Deposits for investments	(443,646)	-	-
Payment for investments in equity securities	(478,768)	-	-
Loans receivable	(179,951)	-	-
Proceeds from disposal of property and equipment	22,465	-	-
Net cash used in investing activities	(1,338,760)	(6,535)	(8,580)

Cash flows from financing activities:
Payments of dividend to shareholders	-	-	(153,061)
Payments of offering costs related to initial public offering	-	(108,470)	(96,593)
Proceeds from bank borrowings	128,370	-	-
Repayment of bank borrowings	(85,628)	(75,115)	(73,175)
Advances from related parties	113,070	-	-
Repayments to related parties	-	(60,741)	(26,531)
Repayments from related parties	-	-	81,378
Net cash provided by (used in) financing activities	155,812	(244,326)	(267,982)
Effect of exchange rate changes on cash and restricted cash	67,621	1,190	6,017
Net decrease in cash	(4,011,941)	(185,863)	(255,346)
Cash, beginning of period	7,244,941	558,386	999,227
Cash, end of period	$3,233,000	$372,523	$743,881

Supplemental disclosure information:
Cash paid for interest	$4,517	$6,464	$7,300

Supplemental non-cash in investing and financing activities:
Operating lease right-of-use assets, obtained in exchange for operating lease obligations, related parties	$976,769	$168,500	$-